J.P.Morgan

J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5%

OVERVIEW

The J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5% (the "Index") is a rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the First Trust Dorsey Wright Focus 5 ETF, the J.P. Morgan Dynamic Treasury Futures Index (USD) and a Cash Constituent while seeking to maintain a Target Volatility of 8.5%. The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

Index Features

- The Index has three constituents:

1. The First Trust Dorsey Wright Focus 5 ETF (the "Equity Constituent") – Bloomberg Ticker FV UP <equity>.
2. The J.P. Morgan Dynamic Treasury Futures Index (the "Bond Constituent") – Bloomberg Ticker JFBUDTIU <index>.
3. The Cash Constituent bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates.

- The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite LIBOR rate.
- On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituent (together, the "Target Constituents") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.
- If no such portfolio exists, the Index will then select the combination of the Target Constituents with the 20 day realized volatility closest to the Target Volatility and highest Equity allocation, deleveraging (if appropriate) into Cash to achieve a realized volatility less than or equal to the Target Volatility
- Published on Bloomberg under the ticker JPUSBLFV <index>.

Hypothetical historical performance comparison: November 23, 2009 through November 30, 2015



See "Notes" below. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

Hypothetical historical returns and volatilities November 23, 2009 through November 30, 2015

	J.P. Morgan Dorsey Wright Focus 5 Balanced Index 8.5%	S&P 500 Total Return Index (Excess Return)	Barclays US Aggregate Bond Index (Excess Return)
Annualized Return (Excess)	9.07%	13.23%	3.50%
Volatility	8.37%	15.84%	3.34%
Sharpe Ratio	1.08	0.84	1.05

See "Notes" below.

Hypothetical historical allocations of the Index (November 23, 2009 – November 30, 2015)



See "Notes" below.   ■ FV (R) Weight   ■ Fixed Income Weight   ■ Cash Weight

Hypothetical Annual Returns of the Index (2011 - 2015)

2011	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSBLFV Index	0.80%	1.49%	0.62%	2.74%	-0.80%	-1.84%	-1.35%	-3.48%	-2.57%	2.79%	-0.49%	1.17%	**-1.15%**
2012	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSBLFV Index	1.81%	0.83%	1.51%	0.41%	-3.54%	1.39%	-0.26%	1.82%	1.24%	-1.58%	1.87%	0.88%	**6.39%**
2013	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**Full Year**
JPUSBLFV Index	5.04%	1.04%	3.57%	1.66%	0.34%	-1.48%	3.77%	-1.94%	3.61%	0.79%	2.20%	0.88%	**21.02%**
2014	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**YTD**
JPUSBLFV Index	0.76%	3.31%	-2.65%	-1.51%	2.45%	1.96%	-1.55%	4.83%	-1.41%	2.15%	2.42%	-0.23%	**10.73%**
2015	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	**YTD**
JPUSBLFV Index	1.62%	3.40%	0.99%	-2.05%	2.77%	-0.22%	1.87%	-5.59%	-2.08%	1.52%	0.43%		**2.33%**

Notes: Source: J.P. Morgan & Bloomberg. As of 11/30/2015. The Index is launched as of November 28, 2014. Therefore, the performance depicted is hypothetical performance based on back-tested data. PAST PERFORMANCE AND BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. No guarantee can be given that the Index will outperform the S&P 500® Total Return Index or the Barclays US Aggregate Bond Index in the future. The "S&P500 Index (Excess Return)" and "Barclays US Aggregate Bond Index (Excess Return)" represent hypothetical indices constructed from the total returns of the S&P 500 Index and Barclays US Aggregate Bond Index, respectively, with the returns of the Cash Constituent deducted.

The First Trust Dorsey Wright Focus 5 ETF

■ The First Trust Dorsey Wright Focus 5 ETF seeks investment results that correspond generally to the price and yield (before fees and expenses) of the Dorsey Wright Focus Five Index

■ The Dorsey Wright Focus 5 Index is designed to provide targeted exposure to the five First Trust Advisors L.P. ("First Trust") sector-based ETFs that are expected to offer the greatest potential to outperform the other First Trust sector-based ETFs based on Dorsey Wright & Associates' proprietary "Relative Strength" methodology

■ **Relative Strength**" is a momentum technique that measures the price performance of a security versus a market average, another security or a universe of securities. Relative Strength is a way of recording historic performance patterns, and Dorsey Wright & Associates uses Relative Strength signals as a trend indicator to find those components with a higher likelihood for positive future returns.

The J.P. Morgan Dynamic Treasury Futures Index (USD)

The J.P. Morgan Dynamic Treasury Index (USD) is designed to track the returns of a long position in a weekly rebalanced synthetic portfolio of four J.P. Morgan Treasury futures tracker indices each of which tracks certain futures contracts on the U.S. Treasury securities with a maturity ranging from 2-year, 5-year, 10-year to 20-year.

■ The allocation of index weight to each Futures Tracker is determined based on (i) the ratio of the aggregate principal amount of the outstanding Relevant Treasury Securities of the relevant Futures Tracker and the aggregate principal amount of the outstanding Relevant Treasury Securities of all Futures Trackers and (ii) the relevant Futures Tracker's realized volatility compared with the realized volatility of the J.P. Morgan Global Government Bond Index – US Bonds Only in US

■ The index is designed to track the total-return performance of the U.S. Treasury securities included in the Reference Index, which are selected from all outstanding U.S. Treasury securities based on certain broad selection criteria, and therefore, the Reference Index is designed to be a benchmark for the U.S. Treasury securities market.

Cash Constituent

The Cash Constituent of the Index is intended to track a notional 3-month time deposit in U.S. dollars. It earns interest daily at a blended rate, which is a composite rate of interest determined based on the 3-month and 2-month LIBOR rates that Any allocation to the Cash Constituent at any given time represents the portion of the Index that is uninvested at that time.

Selected Risks

■ JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.

■ The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility.

■ The level of the Index will include the deduction of a fee and a borrowing cost.

■ The daily adjustment of the exposures of the Index to its Target Constituents will vary, and may be partially uninvested in its Target Constituents

■ By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.

■ The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent.

■ The Index may have significant exposure to its Cash Constituent.

■ The returns of the Target Constituents may offset each other or may become correlated in decline.

■ The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks and credit risk.

■ The Index is subject to the negative impact of an interest deduction.

■ The Index comprises notional assets and liabilities.

■ The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways.

■ The Index is subject to market risks.

■ The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents.

■ The First Trust Dorsey Wright Focus 5 ETF is subject to the risk relating to its selection methodology.

■ The J.P. Morgan Dynamic Treasury Index (USD) is subject to the risk relating to its selection methodology.